UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERATION BIO CO.

(Name of Subject Company (Issuer))

XRA 7 CORP.

(Name of Filing Persons (Co-Offeror))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Co-Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37148K209

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1

TO

TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) relates to the offer (the “Offer”) by XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer Entities”), to acquire all of the issued and outstanding shares (the “Company Shares”) of common stock, par value $0.0001 per share (the “Company Common Stock”), of Generation Bio Co., a Delaware corporation (the “Company”), for (i) $4.2913 per Company Share, payable in cash, without interest and less any applicable tax withholding (such amount, or any different amount per share paid pursuant to the Offer, the “Cash Amount”), plus (ii) one non-tradable contingent value right per Company Share (each, a “CVR”), which represents the right to receive certain payments in cash in accordance with the terms and subject to the conditions of the CVR Agreement (as defined in the Offer to Purchase) (the Cash Amount plus one CVR, together, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were included as exhibits to the original Schedule TO-T filed in connection with the Offer.

This Amendment is being filed to amend the date on which the Offer will expire from one minute after 11:59 p.m. Eastern Time on February 8, 2026 to one minute after 11:59 p.m. Eastern Time on February 6, 2026 (the “Expiration Date”). This Amendment does not amend or modify any other terms of the Offer set forth in the Offer to Purchase or in the other Offer materials originally mailed to the Company’s stockholders, except for the Expiration Date.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2026

XRA 7 Corp.

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: President, Treasurer and Secretary

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer